Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated April 13, 2012, and the related Letter of Transmittal and any amendments or supplements thereto. Purchaser (as defined below) is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Allos Therapeutics, Inc.

at

$1.82 Net Per Share,

Plus One Non-Transferable Contingent Value Right Per Share to Receive

$0.11 Per Share Upon the Achievement of Specified Milestones

by

Sapphire Acquisition Sub, Inc.

a wholly owned subsidiary of

Spectrum Pharmaceuticals, Inc.

Sapphire Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Spectrum Pharmaceuticals, Inc., a Delaware corporation (“Parent”), is offering to purchase for cash all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Allos Pharmaceuticals, Inc., a Delaware corporation (“Allos”), at a price of $1.82 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Cash Portion”), plus one contingent value right to receive additional consideration of $0.11 per Share in cash upon the achievement of specified milestones (the “CVR” and, together with the Cash Portion, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 13, 2012 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to Computershare, in its capacity as depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, bank or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON MAY 10, 2012, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”) OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 4, 2012, among Parent, Purchaser and Allos (as it may be amended from time to time, the “Merger Agreement”), pursuant to which, after completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Allos, with Allos continuing as the surviving corporation (the “Merger”) and each issued and outstanding Share (other than Shares owned (i) by Allos, Purchaser or Parent or any other subsidiaries of Allos or Parent, which shares shall be canceled and cease to exist or (ii) by any stockholder of Allos who is entitled to and properly exercises appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer, without interest and less any applicable withholding taxes, payable upon the surrender of the certificate formerly representing such Share. As a result of the Merger, Allos will cease to be a publicly traded company and will become wholly owned by Parent. The Merger Agreement is more fully described in the Offer to Purchase.

The CVR represents the non-transferable contingent right to receive, for each Share tendered in the Offer and accepted for payment, an additional $0.11 per share in cash, without interest and less any applicable withholding taxes, if (i) the Marketing Authorisation Application for FOLOTYN® is approved by the European Medicines Agency for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma in Europe by December 31, 2012 and (ii) the first reimbursable commercial sale of FOLOTYN is achieved in at least three of the specified major markets in the European Union by December 31, 2013. In addition to the terms and conditions described above, a CVR does not include any voting or dividend rights and will not represent any equity or ownership interest in Allos, Purchaser or Parent.

The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms and conditions of the Offer and not withdrawn prior to the expiration of the Offer that number of Shares which, when added to the Shares owned by Parent and its direct and indirect subsidiaries immediately prior to acceptance (or proposed acceptance) of such Shares pursuant to the Offer, constitutes a majority of the Shares then issued and outstanding. The foregoing condition is referred to as the “Minimum Condition.” The Minimum Condition may only be waived by Purchaser with the prior written consent of Allos. Additionally, the Offer is conditioned upon, among other matters described in the Offer to Purchase, (i) any waiting period applicable to the completion of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or terminated and (ii) there not being any order, injunction, decree or similar order of a governmental or quasi-governmental authority or self-regulatory organization, or other legal requirements in effect that prevents or makes illegal completion of the Offer or the Merger.

Allos has advised Purchaser and Parent that, as of April 4, 2012, there were 106,958,412 Shares issued and outstanding. Assuming that no other Shares were or are issued after April 4, 2012, the Minimum Condition would be satisfied if at least 53,479,207 Shares are validly tendered and not withdrawn prior to the Expiration Date.

Pursuant to tender and voting agreements with certain directors, executive officers and stockholders of Allos (the “Significant Stockholders”), including Warburg Pincus, Allos’ largest stockholder, the Significant Stockholders have agreed, among other things, to (i) tender all of the Shares beneficially owned by him, her or it in the Offer and (ii) if required by the General Corporation Law of the State of Delaware, vote such Shares in favor of the adoption of the Merger Agreement and the transactions contemplated thereby. Each Significant Stockholder is required to tender such Shares within ten business days after commencement of the Offer or, with respect to any Shares acquired after such date, prior to the Expiration Date. The Significant Stockholders collectively owned approximately 25.4% of the outstanding Shares as of April 9, 2012, based on information provided by them.

The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, Allos. Following the consummation of the Offer, Purchaser intends to effect the Merger.

The board of directors of Allos has unanimously (i) determined that the Merger Agreement, the Offer and the Merger, are advisable and fair to, and in the best interests of, Allos and the stockholders of Allos, (ii) approved the Merger Agreement, the Offer and the Merger and (iii) recommended that the stockholders of Allos accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if a stockholders’ meeting is required by applicable law, adopt the Merger Agreement on the terms and subject to the conditions set forth therein.

The Merger Agreement provides that Purchaser is required to extend the Offer beyond its initial Expiration Date for successive periods of ten business days each in the event that any of the conditions to the Offer have not been satisfied or waived as of the then-scheduled Expiration Date or for any period required by any governmental authority or rule, regulation, interpretation or position of the SEC or its staff or Nasdaq, but in no event shall it be required to extend the Offer beyond July 5, 2012 (or September 5, 2012, in the event any waiting period applicable to the completion of the Offer or the Merger under the HSR Act shall not have expired or been terminated prior to July 5, 2012).

The Merger Agreement also provides that if, on the Expiration Date, all conditions to the Offer have been satisfied or waived (to the extent permitted by the Merger Agreement) and upon acceptance of the Shares tendered Parent, Purchaser and their respective affiliates would not own at least 90% of the outstanding shares of each class of capital stock entitled to vote on adoption of the Merger Agreement, then Purchaser may and, if requested by Allos, shall provide a “subsequent offering period” of successive periods of up to five business days each (or, if Allos provides prior written consent, up to twenty business days). If Purchaser includes a subsequent offering period, Purchaser will immediately accept and promptly pay for all Shares that were validly tendered during the initial offering period. During a subsequent offering period, tendering stockholders will not have withdrawal rights, and Purchaser will immediately accept and promptly pay for any Shares tendered during the subsequent offering period.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser reserves the right (i) to increase the Offer Price, (ii) to waive any condition to the Offer (other than the Minimum Condition) or (iii) to make any other change to the terms and conditions of the Offer. However, Purchaser may not, without Allos’ prior written consent, reduce the Offer Price or change the form of consideration to be paid in the Offer, reduce the number of Shares sought to be purchased in the Offer, waive or amend the Minimum Condition, extend or terminate the Offer in any manner other than as described above or amend or change any term or condition of the Offer in a manner adverse to the holders of Shares.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 AM, New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in payment for Shares.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (c) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn at any time after June 12, 2012, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. For a withdrawal of Shares to be effective, the Depositary must receive at one of its addresses set forth on the back cover of the Offer to Purchase a written or facsimile transmission notice of withdrawal before the Offer has expired or the Shares have been accepted for payment. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the Expiration Date or doing any subsequent offering period.

Purchaser will determine, in its discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. None of Parent, Purchaser, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

Allos has provided to Purchaser its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Allos’ stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a United States holder recognizes, and the timing and potentially the character of a portion of such gain or loss, depends on the U.S. federal income tax treatment of the CVR, with respect to which there is substantial uncertainty. For a more detailed description of certain U.S. federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its own tax advisor regarding the tax consequences of the Offer and the Merger, including such holder’s status as a U.S. holder or a non-U.S. holder, as well as any tax consequences that may arise under the laws of any federal, state, local, foreign or other taxing jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

CALL TOLL-FREE (800) 322-2885

Email: tenderoffer@mackenziepartners.com

April 13, 2012